Series Portfolios Trust
c/o U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, WI 53202

July 24, 2020

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:    Series Portfolios Trust (the “Trust”)
File Nos. 333-206240 and 811-23084
Kayne Anderson Renewable Infrastructure Fund (S000068511) (C000219078)

To Whom It May Concern:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the “1933 Act”), the Trust, on behalf of the Kayne Anderson Renewable Infrastructure Fund (the “Fund”), submits this application for withdrawal of the following Post-Effective Amendments with respect to Class C shares of the Fund to the Trust’s Registration Statement on Form N-1A:

Post-Effective Amendment Number	Date Filed	Submission Type	Accession Number
101	7/22/2020	485APOS	0000894189-20-005578

Post-Effective Amendment No. 101 was filed for the purpose of responding to Staff comments with respect to the Trust’s new series, Kayne Anderson Renewable Infrastructure Fund. No securities were sold in connection with this Post-Effective Amendment. The Trust is filing this application for withdrawal, with respect to the Class C, because the Trust has determined not to continue with the establishment of the Class C Shares of the Fund.

Pursuant to the requirements of Rule 478 of the 1933 Act, this application for withdrawal of the Post-Effective Amendments set forth above has been signed by the President of the Trust this 24th day of July, 2020.

If you have any questions regarding this application for withdrawal, please do not hesitate to contact Adam W. Smith at (414) 765-6115.

Very truly yours,

/s/ Ryan L. Roell
Ryan L. Roell, President
Series Portfolios Trust